EXHIBIT 99.1

Asia Pacific Wire & Cable Company Reports First Nine Months 2015 Financial Results

TAIPEI, Taiwan, Dec. 17, 2015 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ:APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced the Company's financial results for the nine months ended September 30, 2015. Unless otherwise indicated, all data are reported in US dollars at the exchange rate prevailing on the date of the event or result reported.

First Nine Months 2015 Financial Results (Ended September 30, 2015)

	First 9 Months 2015	First 9 Months 2014	CHANGE
Revenues	$291.1 million	$338.9 million	-14.2%
Gross Profit	$16.7 million	$28.9 million	-42.2%
Net Income/(Loss)	$(6.1) million	$0.3 million	--
EPS(1)	$(0.44)	$0.02	--

(1) Earnings per share are based on 13.8 million shares in the first nine months of 2014 and 2015

Revenues for the nine months ended September 30, 2015 were $291.1 million, down from $338.9 million in the same period of the prior year. The decrease was primarily attributable to a 23.4% decrease in sales in the Company’s North Asia region due to a challenging economic climate in China and a 21.9% decrease in the Rest of the World (“ROW”) region due to market competition from China and a depreciation in local currencies. In Thailand, revenue increased in local currency by 5.7%, but increased only 1% in USD due to currency depreciation. APWC’s ROW region includes Singapore, Australia and the other markets where APWC has operations or sales outside of the Thailand and North Asia regions. The North Asia region includes China and Hong Kong, and the Thailand region contains the operations and sales inside Thailand.

The gross profit for the nine months ended September 30, 2015 declined by 42.2% to $16.7 million from $28.9 million in the same period last year. Gross margin was down by 32.7%, falling from 8.5% in the first nine months of 2014 to 5.7% in the comparable period this year. In the Thailand region, gross margin fell following a decline in higher margin Thai government projects and local currency depreciation. In the North Asia region, the gross margin decreased due to a drop in copper prices and an increase in labor costs. The ROW region was also affected by the drop in copper prices but the gross margin remained the same, with an increased margin from trading being offset by a decreased margin in sales of manufactured products.

Selling, general and administrative expenses of $18.9 million were incurred for the first nine months of 2015, compared to $20.6 million reported in the year ago period. Operating loss was $2.2 million, compared to an operating income of $6.3 million in the comparable nine month period last year.

Net loss attributable to APWC shareholders was ($6.1) million for the first nine months of 2015, compared to net income of $0.3 million in 2014. Net loss per share was ($0.44) for the first nine months of 2015, while net income of $0.02 per share was reported for the comparable period a year ago. The weighted average number of shares outstanding was 13.8 million for the first nine months of each of 2015 and 2014.

APWC reported $39.5 million in cash and cash equivalents as of September 30, 2015, compared to cash and cash equivalents of $68.9 million on December 31, 2014.

Current assets totaled $255.7 million on September 30, 2015 compared to $318.0 million as of December 31, 2014. Working capital was $145.6 million as of September 30, 2015, compared to $169.5 as of December 31, 2014. Short term bank loans were reported at $44.1 million on the same date, down from $53.9 million at the end of the 2014. Shareholder's equity attributable to APWC was $135.7 million as of September 30, 2015, compared to $153.0 million on December 31, 2014.

Over the nine months ended September 30, 2015, the Company used $17.5 million in cash from operating activities, compared to a $1.6 million in the comparable nine months of 2014. Capital expenditures totaled $5.4 million for the first nine months of 2015, compared to $4.1 million in the comparable period last year.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products ("Distributed Products") manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company ("PEWC"). The Company also provides project engineering services in the supply, delivery and installation ("SDI") of power cables to certain of its customers. For more information on the Company, visithttp://www.apwcc.com. Information on the Company's Web site or any other Web site does not constitute a portion of this release.

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as "believes", "expects" or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(Unaudited)
(Amounts in thousands of US Dollars, except share data)

	For the nine months
	ended September 30, (Unaudited)
	2015	2014
Sales of goods / services	$291,079	$338,872
Cost of sales	(274,343)	(309,926)
Gross profit	16,736	28,946

Other operating income	107	154
Selling, general and administrative expenses	(18,886)	(20,600)
Other operating expenses	(162)	(2,179)
Operating (loss)/income	(2,205)	6,321

Finance costs	(1,223)	(1,212)
Finance income	572	850
Share of loss of associates	(561)	(415)
Gain on disposal of investment	32	(178)
Exchange (loss)/gain	(4,420)	778
Other income	1,018	781
Other expense	(253)	(92)
(Loss)/profit before tax	(7,040)	6,833

Income tax expense	(445)	(3,954)

(Loss)/profit for the year	$(7,485)	$2,879

Attributable to:
Equity holders of the parent	(6,123)	265
Non-controlling interests	(1,362)	2,614
Basic and diluted earnings per share	$(0.44)	$0.02
Basic and diluted weighted average common shares outstanding	13,819,669	13,819,669

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited)
(Amounts in thousands of US Dollars, except share data)

	For the nine months
	ended September 30, (Unaudited)
	2015	2014
(Loss)/profit for the year	$(7,485)	$2,879
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations, net of tax of $0	(17,384)	721
Net (loss) on available-for-sale financial assets	(661)	0
Income tax effect	198	0
	(463)	0
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Re-measuring losses on defined benefit plans	0	(1)
Income tax effect	0	0
Defined benefit pension plan, net of tax	0	(1)

Other comprehensive (loss)/profit for the period, net of tax	(17,847)	720
Total comprehensive(loss)/profit for the period, net of tax	(25,332)	3,599
Attributable to:
Equity holders of the parent	(17,343)	4,207
Non-controlling interests	(7,989)	(608)
	$(25,332)	$3,599

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands of US Dollars, except share data)

	As of September 30, 2015 (Unaudited)	As of December 31, 2014

ASSETS
Current assets:
Cash and cash equivalents	$39,537	$68,863
Other current financial assets – at fair value through profit or loss	257	0
Trade receivables	78,500	88,194
Other receivables	15,423	23,024
Due from related parties	13,613	24,711
Inventories	102,229	107,408
Gross amounts due from customers for contract work-in-progress	698	1,931
Prepayments	1,461	1,279
Other current assets	3,963	2,582
	255,681	317,992
Non-current assets
Other non-current financial assets-available for sale	1,753	2,479
Other non-current financial assets-held to maturity	304	336
Property, plant and requirement	45,400	47,929
Prepaid land lease payments	1,789	1,859
Investment properties	655	757
Intangible assets	95	110
Investments in associates	1,901	2,571
Other non-current assets	437	88
Deferred tax assets	4,997	4,551
	57,331	60,680
Total assets	$313,012	$378,672

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands of US Dollars, except share data)

	As of September 30, 2015 (Unaudited)	As of December 31, 2014
Current liabilities:
Interest-bearing loans and borrowings	$44,089	$53,863
Trade and other payables	32,018	36,467
Due to related parties	9,478	22,208
Due to immediate holding company	1,537	1,537
Other current financial liabilities at fair value through profit or loss	0	0
Accruals	11,190	12,060
Current tax liabilities	6,247	7,752
Employee benefit liability	554	665
Financial lease liabilities	8	31
Provisions for employee benefit	397	413
Onerous contracts provisions	11	41
Dividend payable	414	428
Other current liabilities	4,158	12,994
	110,101	148,459
Non-current liabilities
Employee benefit liability	5,867	6,073
Financial lease liabilities	48	38
Provisions for employee benefit	143	171
Deferred tax liabilities	2,970	2,720
	9,028	9,002
Total liabilities	119,129	157,461

Equity
Issued capital	138	138
Additional paid-in capital	110,608	110,608
Treasury shares	(38)	(38)
Retained earnings	46,254	52,338
Other components of equity	(21,234)	(10,014)
Equity attributable to equity holders of the parent	135,728	153,032
Non-controlling interests	58,155	68,179
Total equity	193,883	221,211
Total liabilities and equity	$313,012	$378,672

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In thousands of U.S. Dollars)

	For the nine months
	ended September 30, (Unaudited)
	2015	2014
Net cash (used in) by operating activities	$(17,150)	$(1,621)
Net cash (used in) investing activities	(5,383)	(4,049)
Net cash (used in)/provided by financing activities	(9,550)	24,691
Effect of exchange rate changes on cash and cash equivalents	2,757	(265)
Net (decrease)/increase in cash and cash equivalents	(29,326)	18,756
Cash and cash equivalents at beginning of period	68,863	62,509
Cash and cash equivalents at end of period	$39,537	$81,265

Contact:

Company Contact:
Asia Pacific Wire & Cable Corporation Limited
Mr. Ivan Hsia, CFO
Phone: +886-2-2712-2558 ext. 27
E-mail: ivan.hsia@apwcc.com

Investor Relations Contact:
MZ North America
Ted Haberfield
President
Tel: +1-760-755-2716
Email: thaberfield@mzgroup.us
Web: www.mzgroup.us